EXHIBIT 99.1

Sify Technologies Ltd. Announces ADS Ratio Change to Be Effective on October 4, 2024

Chennai, India, October 1, 2024 (GLOBE NEWSWIRE) — Sify Technologies Ltd. (Nasdaq: Sify) (the “Company”), a leading integrated information communications technology (or ICT) Solutions and Services provider in India, today announces that the previously announced ratio change of its American Depositary Shares (“ADSs”) to equity shares from one (1) ADS representing one (1) equity share to one (1) ADS representing six (6) equity shares (the “ADS Ratio Change”) will become effective on October 4, 2024 (the “Effective Date”).

For the Company’s ADS holders, the ADS Ratio Change will have the same effect as a one-for-six reverse ADS split and will have no impact on an ADS holder’s proportional equity interest in the Company, except to the extent that the ratio change would have resulted in an ADS holder owning fractional ADSs. There will be no change to the Company’s equity shares.

On the Effective Date, registered holders of the Company’s ADSs held in certificated form will be required on a mandatory basis to surrender their certificated ADSs to Citibank, N.A., the depositary bank (the “Depositary”), for cancellation and will receive one (1) new ADS in exchange for every six (6) existing ADSs surrendered. Holders of uncertificated ADSs in The Depository Trust Company and Direct Registration System will have their ADSs automatically exchanged and need not take any action. The exchange of every six (6) then-held (existing) ADSs for one (1) new ADS will occur automatically at the Effective Date, with the then-held ADSs being cancelled and new ADSs being issued by the Depositary.

The Company’s ADSs will continue to be traded on the NASDAQ Capital Market under the symbol “SIFY”, under the following new CUSIP:

New ADS CUSIP	82655M206

No fractional new ADSs will be issued in connection with the change in the ADS Ratio Change. Instead, fractional entitlements to new ADSs will be aggregated and sold by the Depositary and the net cash proceeds from the sale of the fractional ADS entitlements will be distributed to the applicable ADS holders by the Depositary, in each case in accordance with the Depositary’s then current procedures and practices and after any deductions as provided in the deposit agreement between the Company and the Depositary for the ADSs.

As a result of the ADS Ratio Change, the ADS price is expected to increase proportionally, although the Company can give no assurance that the ADS price after the ADS Ratio Change will be equal to or greater than six times the ADS price before the change.

About Sify Technologies Limited

A Fortune India 500 company, Sify Technologies Limited is a comprehensive ICT service & solution provider. With cloud at the core of its solutions portfolio, the Company is focused on the changing ICT requirements of the emerging digital economy and the resultant demands from large, mid and small-sized businesses.

The Company’s infrastructure comprises state-of-the-art data centers, the largest MPLS network, partnership with global technology majors and deep expertise in business transformation solutions modelled on the cloud, making it an ideal partner for start-ups, SMEs and even large enterprises on the verge of a revamp.

 More than 10,000 businesses across multiple verticals have taken advantage of our data centers, networks and digital services to help conduct their business from more than 1,700 cities in India. Internationally, the Company has presence across North America, the United Kingdom and Singapore.

Safe Harbor Statement

This release contains certain “forward-looking statements” relating to the Company and its business. These forward-looking statements are often identified by the use of forward-looking terminology such as “expects”, “intends”, “will”, or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as expected, intended or planned. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Sify Technologies Limited Mr. Praveen Krishna Investor Relations & Public Relations +91 9840926523 praveen.krishna@sifycorp.com	20:20 Media Nikhila Kesavan +91 9840124036 nikhila.kesavan@2020msl.com	Weber Shandwick Lucia Domville +1-212 546-8260 LDomville@webershandwick.com